UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number 001-41385

Visionary Education Technology Holdings Group Inc.

(Translation of registrant’s name into English)

200 Town Centre Blvd.

Suite 408A

Markham, Ontario, Canada L3R 8G5

905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Visionary Education & Service Management Inc., our wholly-owned subsidiary, entered into a nonbinding Letter of Intent (the “LOI”) on August 8, 2022, with Beijing InnoBuddy Technology Co., Ltd. (“IBT”), an education technology company in Beijing, China, to acquire 75% equity interest of IBT’s wholly-owned Shanghai Jinhuiercheng Technology Co., Ltd. (“SmartStudy”). The LOI is subject to our due diligence and the negotiation and execution of a definitive stock purchase agreement. The parties agreed to proceed in good faith with the transaction and IBT and SmartStudy agreed to not to participate in any solicitation or to accept any offer from any third party seeking or inquiring about the acquisition of SmartStudy until December 31, 2022.

SmartStudy has an international education platform, Smart system, and related intellectual property rights, and six directly operated Online-Merge-Offline (“OMO”) learning centers in Shanghai and approximately 100 SmartStudy school customers in China. It provides standardized and personalized online and offline learning platforms for students in grades 9-12 internationally, using artificial intelligence and deep learning technologies.

Pursuant to the LOI, we intend to purchase 75% of the shares of SmartStudy and pay IBT $7.2 million in cash. After the acquisition of these shares, IBT shall hold the remaining 25% of the shares.

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

Date: August 15, 2022	By:	/s/ Guiping Xu
Guiping Xu
Chief Executive Officer

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